DC

No Act
P.E. 7-2-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03059596

August 11, 2003

William H. Hudson, Esq.
Simpson Thacher & Bartlett LLP
3330 Hillview Avenue
Palo Alto, CA 94304

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/11/2003

Re: Seagate Technology
Incoming letter dated July 2, 2003

Dear Mr. Hudson:

This is in response to your letter dated July 2, 2003 concerning the shareholder proposal submitted to Seagate by Kenneth T. Schmitz. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Kenneth T. Schmitz
1619 Grigg Avenue
Murfreesboro, TN 37129

113789

SIMPSON THACHER & BARTLETT LLP
3330 HILLVIEW AVENUE
PALO ALTO, CA 94304
(650) 251-5000

FACSIMILE: (650) 251-5002

DIRECT DIAL NUMBER
(650) 251-5120

E-MAIL ADDRESS
whinman@stblaw.com

VIA FEDERAL EXPRESS

July 2, 2003

Re: Seagate Technology – Omission of Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

As counsel to Seagate Technology, a Cayman Islands company (the "Company"), we are writing to seek confirmation that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits from its proxy statement and form of proxy for its 2003 Annual General Meeting of Shareholders (the "Proxy Materials") the shareholder proposal (the "Proposal") submitted to the Company by Kenneth T. Schmitz of 1619 Grigg Avenue, Murfreesboro, TN 37129.

Pursuant to Rule 14a-8(j)(2) under the Securities Exchange Act of 1934 (the "1934 Act"), enclosed are six copies of each of the following:

1. this letter;

2. Mr. Schmitz's email of April 17, 2003, which contains the Proposal (attached as Exhibit A); and

3. the Company's letter of April 30, 2003 to Mr. Schmitz pursuant to Rule 14a-8(f), which sets forth the deficiencies of the Proposal (attached as Exhibit B).

The Company expects to file its definitive Proxy Materials with the Commission on or about September 22, 2003 and intends to omit the Proposal from these Proxy Materials for the reasons set forth herein. Pursuant to Rule 14a-8(j) this letter is being submitted to the Staff not fewer than 80 days before the date on which the Company intends to file its definitive Proxy Materials.

INTRODUCTION

The Company received Mr. Schmitz's Proposal by email on April 17, 2003. The Proposal is as follows: "Seagate Corporation shall sever all ties with the Cayman Islands and register as a corporation within the United States of America". In that email Mr. Schmitz also stated that he owned 100 shares of the Company's stock.

As more fully set forth below, the Company believes that the Proposal may be properly omitted from the Company's Proxy Materials pursuant to Rule 14a-8(f) because Mr. Schmitz failed to satisfy the eligibility requirements of Rule 14a-8(b)(1). Even though the Company concluded it was not required to do so (as set forth in more detail below), by letter dated April 30, 2003, the Company explained to Mr. Schmitz the eligibility requirements for the submission of shareholder proposals and why his Proposal failed to meet those requirements. The Company's letter also advised Mr. Schmitz that certain of the defects in his eligibility could not be remedied. To date, the Company has received no further correspondence from Mr. Schmitz.

BASES FOR EXCLUSION

I. Rule 14a-8(b)(1) – Requisite Ownership and Holding Period

Rule 14a-8(b)(1) provides that in order for Mr. Schmitz to be eligible to submit a proposal for inclusion in the Company's Proxy Materials, he must have continuously held at least $2,000 in market value, or 1%, of the Company's securities for at least one year by the date he submitted the Proposal and continue to hold those securities through the date of the shareholders meeting.

A. $2,000 in Market Value, or 1%, of the Company's Securities

According to Staff Legal Bulletin No. 14 "Shareholder Proposals", dated July 13, 2001 ("SLB 14"), for the purposes of determining whether a shareholder is eligible to submit a shareholder proposal, the market value of a shareholder's securities listed on the New York Stock Exchange is determined by multiplying the number of securities owned by the shareholder by the highest selling price during the 60 calendar days preceding the date on which the shareholder submitted the proposal.

Since its initial public offering of shares in December 2002, shares of the Company have been listed on the New York Stock Exchange. During the 60 days preceding April 17, 2002, the date of submission of the Proposal, the highest selling price of the Company's shares was $12.35, which occurred on April 16, 2003. As stated above, Mr. Schmitz indicated that he owned 100 shares of the Company's stock. Therefore the maximum market value of those shares during the 60 days preceding the submission of the Proposal was $1,235. In addition, at the time the Proposal was submitted, there were approximately 432,300,000 shares of the Company's stock outstanding. The 100 shares owned by Mr. Schmitz represents significantly less than 1% of the Company's outstanding shares. Due to the fact that Mr. Schmitz did not own the requisite $2,000 in market value, or 1%, of the Company's securities at the time the Proposal was submitted the Company believes that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(f).

The Staff has on several occasions confirmed that no enforcement action would be taken if a shareholder's proposal were to be excluded from a company's proxy materials on the grounds that the shareholder did not own the minimum $2,000 in market value, or 1%, of the company's securities. The most recent examples of this are AT&T Corp. (March 20, 2003) (proposal excluded where the shareholder owned 140 shares of AT&T stock which, in the 60 days preceding submission of his proposal, had a maximum market value of $1439.20) and Atlas Air Worldwide Holdings, Inc. (March 14, 2003) (proposal excluded where the shareholder owned 200 shares of Atlas Air Worldwide which, in the 60 days preceding submission of his proposal, had a maximum market value of $688.00).

B. One-Year Continuous Holding Requirement

Prior to its initial public offering in December 2002, the Company was privately held subsidiary of New SAC, a Cayman Islands company, which owned approximately 99% of the Company's shares, with the remaining 1% being owned by certain members of management of the Company. According to the Company's records, Mr. Schmitz is not now, and has never been, an employee of the Company and, therefore, cannot have owned shares of the Company prior to the date of its initial public offering on December 11, 2002. Mr. Schmitz submitted his proposal on April 17, 2003. This means that Mr. Schmitz could only have held his shares for a maximum of four months and one week, as at the date the Proposal was submitted. Therefore, Mr. Schmitz has not met the minimum, one-year continuous holding period requirement to be eligible to submit a proposal and, accordingly, the Company believes that the Proposal may be excluded from the Proxy Materials on this basis, in accordance with Rule 14a-8(f).

The Staff has previously strictly construed Rule 14a-8(b)(1) in responding to requests to exclude shareholder proposals where the proponent failed to meet the minimum one-year holding period. This includes situations where the time period between the date on which a company became a public company and the date on which a shareholder submitted a proposal was less than one year[1] (as is the case for the Company), in situations where the proponent missed the one-year minimum holding period by only a month, or in some cases a few days, at the time the proposal was submitted[2], and in situations where none of the shareholders of the company in question could have held shares for the minimum one-year period prior to the date on which the shareholder proposal was submitted[3].

II. Rule 14a-8(f) – No Requirement to Notify Proponent of Deficiency Where Deficiency Cannot Be Remedied

Rule 14a-8(f) specifies that a company need not provide a shareholder with notice of a deficiency in such shareholder's proposal if such deficiency cannot be remedied. SLB 14, Part C, Question 6(c) provides that failure on the part of the proponent (i) to own less than $2,000 in market value, or 1%, of the company's securities and (ii) to own the securities in question for less than one year before submitting the proposal, are both defects that cannot be remedied. As detailed above, under headings I.A. and I.B., Mr. Schmitz's proposal suffers from both of these defects. Since neither of these defects could be remedied, the Company was not required to provide Mr. Schmitz with a notice of deficiency under Rule 14a-8(f). Nonetheless, as a courtesy, the Company did notify Mr. Schmitz of his ineligibility to submit a proposal in its letter dated April 30, 2003, for the reasons set forth above[4].

---

1 See Avaya, Inc. (December 4, 2001). Avaya became a public company though a spin-off from Lucent Technologies Inc. in October 2000. At the time of submitting its proposal on August 29, 2001, the shareholder submitting the proposal had held its shares in Avaya since October 17, 2000, approximately 10 months. The Staff permitted the proposal to be excluded on the basis that the shareholder had not satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b).

2 A recent example of this is Transocean Inc. (March 7, 2003), where a proposal was excluded because the shareholder in question had only held his shares in the company for 11 months at the time of submitting his proposal. Another example is AutoNation, Inc. (March 14, 2002) where a proposal was excluded because the shareholder making the proposal missed the minimum one-year holding period by two days.

3 See ConocoPhillips (March 24, 2003) where the shareholder in question acquired shares in the company in connection with a plan of merger on August 30, 2002 and submitted a shareholder proposal on November 27, 2002. The proposal was permitted to be excluded, even though the earliest date on which any person could have acquired shares of the company was August 30, 2002.

4 In addition, in that letter, the Company also advised Mr. Schmitz that there were additional procedural requirements under Rule 14a-8(b)(2) which had not been met, but did not advise Mr. Schmitz of the specifics of these procedural defects or that certain of these deficiencies were remediable. This was due to the fact that even if any procedural defects in Mr. Schmitz's proposal were remedied the Company would still be able to exclude the Proposal on grounds of ineligibility.

CONCLUSION

The Company believes that the Proposal may be omitted from its Proxy Materials in accordance with Rules 14a-8(b)(1) and 14a-8(f) because Mr. Schmitz has not satisfied, and cannot satisfy, the eligibility requirements of Rule 14a-8(b)(1).

On behalf of the Company, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal is excluded from the Company's Proxy Materials for the reasons set forth above. If the Staff disagrees with the Company's conclusions regarding omission of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak to you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (650) 251-5120.

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying Mr. Schmitz, by copy of this letter, of its intention to omit the Proposal from the Company's Proxy Materials.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to us in the pre-paid and addressed envelope provided herein.

Sincerely yours,



William H. Hinman, Esq.

Enclosures

cc: Mr. William H. Hudson, Esq.
Mr. Kenneth T. Schmitz

EXHIBIT A

MR. SCHMITZ'S APRIL 17, 2003 EMAIL TO THE COMPANY

----- Forwarded by STX/Seagate on 04/17/2003 05:16 PM -----

kschmitz
<kschmitz@mtsu.e
du>
No Phone Info
Available

04/17/2003 08:44
AM

To: stx@seagate.com
cc: sec.gov/complaint@mtsu.edu
Subject: Proposal before stockholders

Dear Mr. Rod Cooper and Ms. Kaqtie Ciciarelli:

I own 100 shares of Seagate (STX.) About six weeks ago, I e-mailed asking
how
to bring a bring a "Shareowner Proposal" before the stockholders at the
next
annual meeting. I wrote that I wished to propose to the stockholders that
our
company sever all ties with the Cayman Islands and register as a publicly
traded corporation within the U.S. I asked what procedure was required to
officially bring this before the stockholders. I received no response.

Now I am asking that the following proposal be brought before the
shareholders
at the next annual meeting: "Seagate Corporation shall sever all ties with

the Cayman Islands and register as a corporation within the United States
of
America." If the above proposal is not to be brought before the
shareholders,
please tell me why.

You can e-mail or contact me at the address or phone number below.

Kenneth T. Schmitz
1619 Grigg Avenue
Murfreesboro, TN 37129
615-898-1718

Thank you.

EXHIBIT B

THE COMPANY'S APRIL 30, 2003 LETTER TO MR. SCHMITZ



FILE COPY



William L. Hudson
Executive Vice President
& General Counsel

Seagate Technology
920 Disc Drive
Scotts Valley, CA 95066

(831) 439.5370 tel
(831) 438.6675 fax
bill.hudson@seagate.com

April 30, 2003

VIA AIRBORNE EXPRESS

Mr. Kenneth T. Schmitz
1619 Grigg Avenue
Murfreesboro, TN 37129

Re: *Shareholder Proposal*

Dear Mr. Schmitz:

Thank you for the email you submitted to Seagate Technology on April 17, 2003 containing a shareholder proposal to be brought before the 2003 Annual Meeting of Shareholders of Seagate Technology. Due to certain deficiencies that are apparent from your email, and which are described in more detail below, we believe you are ineligible to submit such a proposal.

Under Rule 14a-8(b)(1) promulgated under the Securities Exchange Act of 1934 as amended, in order to be eligible to submit a proposal for inclusion in the proxy statement for our 2003 Annual Meeting, you must have continuously held at least $2,000 in market value, or 1%, of the shares of Seagate Technology (the securities entitled to vote at the 2003 Annual Meeting) for at least one year by the date your proposal was submitted and you must continue to hold those securities through the date of our 2003 Annual Meeting. Your email indicates that you do not own at least $2,000 in market value, or 1%, of the shares of Seagate Technology, since you have specified that you own only 100 shares of Seagate Technology. In addition, because shares of Seagate Technology did not begin trading on the New York Stock Exchange until December 11, 2002, it appears that you have not held these shares for the one-year minimum period at the time of submitting your proposal. Therefore you do not meet the eligibility requirements of Rule 14a-8(b)(1) for submitting a proposal.

In addition, under Rule 14a-8(b)(2) there are certain additional procedural certification requirements which are required to be met in connection with the submission of your proposal which we do not believe you have met.

However, because the defects in your eligibility under Rule 14a-8(b)(1) cannot be remedied, Seagate Technology intends to exclude your proposal from the 2003 proxy statement, pursuant to Rule 14a-8(f). As a result, your proposal will not be brought before the shareholders of Seagate Technology at the 2003 Annual Meeting.

Please direct any further correspondence regarding this matter to:

William L. Hudson
General Counsel
Seagate Technology
920 Disc Drive
Scotts Valley
California, 95066

Very truly yours,



William L. Hudson

Cc: U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 11, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Seagate Technology
Incoming letter dated July 2, 2003

The proposal requires the company to "sever all ties with the Cayman Islands and register as a corporation within the United States of America."

There appears to be some basis for your view that Seagate may exclude the proposal under rule 14a-8(b), because at the time the proponent submitted the proposal, the proponent did not own for one year 1% or $ 2,000 in market value of securities entitled to be voted at the meeting, as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Seagate omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,



Grace K. Lee
Special Counsel